                                                                     Exhibit 6.5




July 7, 2000


Mr. Larry Hunt
CEO
Innofone Canada Inc.
Vaughan, Ontario
L4K 4E6


                           MEMORANDUM OF UNDERSTANDING

Dear Mr. Hunt:

         This is to follow up on our recent discussions regarding the involvement of Innofone Canada Inc. ("INNOFONE") in the roll-out of Canadian Imperial Bank of Commerce's ("CIBC") Guaranteed Proof program to merchants for which CIBC acquires Visa and/or debit transactions (such roll-out is referred to as the "MERCHANT PROGRAM").

         The parties acknowledge and agree that the first part of this memorandum reflects our mutual understanding on the points set out in it, but that these do not, and are not intended to, create legally binding obligations. The parties also agree that once both of them have signed this memorandum, they will work towards the execution of a binding contract which reflects these and further details of the Merchant Program (the "DEFINITIVE AGREEMENT"), but should the Definitive Agreement not be prepared and executed for any reason, neither party has any liability to the other based on or arising from these non-binding provisions.


NON-BINDING PROVISIONS

1.  OVERVIEW OF MERCHANT PROGRAM:

         The Merchant Program will be for all merchants for which CIBC acquires Visa and/or debit transactions ("MERCHANTS").


[*] = CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES & EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED TEXT IS INDICATED BY
A " * ".

         Merchants who enroll in the Merchant Program will receive value and savings on a bundle of services (the "SERVICES"). These may include long distance, calling card, cellular/PCS, Internet and such other services as the parties may agree on from time to time.

         The Merchant Program will determine and compare the rates charged by major national service providers under their most competitive core offers. Merchants will receive the lowest rate/highest value solution for each Service they enroll in plus a 10% discount (5% in the case of cellular/PCS). From time to time, Innofone may provide additional discounts/offers for the cellular/PCS Service.

         For each month in which Services are provided to a Merchant, Innofone will send the Merchant a detailed statement of Services provided, cost calculation and amount payable by the Merchant for the Services. The parties will implement systems to enable amounts payable to be deducted as pre-authorized debits from Merchants' CIBC current accounts. Such systems will be implemented as soon as possible after launch; until they are, however, Merchants must pay Innofone directly (by cheque or otherwise). As soon as possible after launch, the parties will also implement systems whereby the total monthly cost of Services will be shown for informational purposes on Visa statements sent by CIBC to Merchants.

         Comparative service providers and service plans will change from time to time in light of market competition/product offerings, so that the most competitive offers and rates are always used to determine the cost of Services to Merchants. Each month, Innofone will review the service plans and rates to ensure they are still the most competitive and that amounts billed to Merchants in the preceding month accurately reflect the rates.

         Merchants are entitled to enroll in any one, or more, of the Services they select. For example, Merchants have no obligation to enroll in LD as a condition of getting another Service.

         Unless the parties agree otherwise, each Merchant which enrolls for the cellular/PCS Service must buy a digital/analog phone that Innofone will obtain from the provider of that Service (the "CARRIER") and sell to such Merchants at the phone's regular/market price; they must also pay the regular/market system access fee, charged on a monthly basis. The cellular/PCS cost to be rated and compared will not include charges for long distance or roaming; enrolled Merchants who use these will be charged the regular rates paid by customers of the Carrier.

         The parties are presently investigating the feasibility of offering, and the features of, an Internet Service. If an Internet Service is offered, the monthly charges for it will be rated and compared as per other Services, and a 10% discount applied.

2.       INNOFONE AS MERCHANT PROGRAM COORDINATOR AND FACILITATOR:


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         Innofone represents to CIBC that Innofone has core competencies in program development, marketing and communications and in securing/administering partnership/supplier/outsourcing ("SUPPLIER") relationships for the execution of programs, such as the Merchant Program. It also represents that it has obtained all licences and permits necessary and/or advisable by law or regulation to enable it to act as a reseller, of and to otherwise provide, the Services.

         Innofone also represents that it has established the following Supplier arrangements for the Merchant Program:

         - Affiliated Computer Services Inc.: billing, rating/comparing, statement printing and mailing, systems and systems integration

         - Les Services Marketing Equinox (90249574 Quebec Inc.): call centre for Merchant enrolment and service.

         - Watts Distribution Ltd.: Fulfillment of welcome kits and phones for cellular/PCS

         - Marketing: DKY or other mutually agreed agencies from time to time.

         Innofone will deliver the Merchant Program to CIBC on a turn-key, third party basis, meaning that Innofone will be solely responsible for co-ordination, operation and delivery of the Merchant Program through services provided by it and by Suppliers, whereas CIBC's sole responsibilities in connection with the Merchant Program will be restricted to those set out in this Memorandum and the Definitive Agreement.

         No later than the execution of the Definitive Agreement, Innofone will enter into binding contracts with all Suppliers which incorporate clauses obliging Suppliers to proactively seek solutions to any systems challenges that may arise. Innofone will ensure that each Supplier fulfills its obligations to the Merchant Program, including under the Supplier's contract with Innofone. Innofone will also ensure that all Suppliers to which Merchant information may be disclosed will comply with security and confidentiality requirements communicated by CIBC to Innofone and/or the Supplier. If Innofone should wish to change a Supplier, a company may become the new/replacement Supplier only at the consent of CIBC, acting reasonably, and provided that the company executes a contract with Innofone and the other requirements of this section are met.

         No later than the execution of the Definitive Agreement, there must be a direct confidentiality agreement between CIBC and each such Supplier to which Merchant information may be disclosed. The agreement will be drafted by CIBC; Innofone will exercise best efforts to facilitate execution by such Suppliers (since, as for any bank customer, Merchant information must be kept strictly confidential).

         Innofone will ensure that, no later than Merchant Program launch, Service Level Agreements will also be executed between Innofone and Suppliers, and between Innofone and Carriers, with respect to service standards for matters such as Merchant enrollment, complaint handling, Service cancellation (by Merchant or CIBC/Innofone) and services provided by Suppliers and Carriers. Such Agreements must contain standards satisfactory to CIBC and be diligently enforced by Innofone.


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         Key standards will include: call centre CSRs to be bilingual; although the call centre is not dedicated to the CIBC Guaranteed Proof program, CSRs who take or make Merchant Program calls will be dedicated to the CIBC Guaranteed Proof program throughout their daily shift; call centre to operate Monday-Friday 8 a.m. to 10 p.m. local time for each region and Saturday and Sunday 8 am to 6 p.m. local time; telephone enrollment calls by Merchants be conducted in accordance with scripting approved by CIBC and be tape-recorded for validation; and welcome kits must be sent to enrolling Merchants within 48 hours after enrollment.

3.       CARRIERS:

         For launch, the following companies will be Carriers: Rogers AT&T, for cellular/PCS; Sprint, for LD; and Bell Canada, for calling card. The Carrier for the Internet Service has yet to be mutually agreed on by the parties. Innofone is entitled to change Carriers from time to time, provided that each replacement Carrier provides the same or better quality and breadth of service and has the same or better credibility in the marketplace as the existing Carrier.

4.       LAUNCH:

         The parties will exercise best efforts to launch the Merchant Program in October, 2000. Detailed work-back schedules will be developed by a project manager to be appointed by Innofone for the Merchant Program and will include timelines, tasks and responsibilities.

5.       MERCHANT PROGRAM COSTS:

         (a) GENERAL: CIBC's sole costs for the Merchant Program are those referred to in points 5(a)(i) and (ii). All other Merchant Program costs are Innofone's responsibility, including but not limited to amounts payable to Suppliers and Carriers and all contributions and other levies payable in accordance with law with respect to the provision of the Services. Innofone will give CIBC an indemnity against all costs, including claims by any third party for payment for services they allege they provided under the Merchant Program.

         Without limiting the foregoing:

         (i) All systems and development costs for the Merchant Program, excluding those for systems and development within CIBC, are Innofone's responsibility.

         (ii) All costs of promoting the Merchant Program to Merchants ("MARKETING COSTS") will be borne by Innofone, except that from time to time, CIBC will allow inserts into Card statements at no charge to Innofone (providing inserts do not exceed reasonable size/weight requirements; inserts to be produced at Innofone's cost). CIBC will also provide Innofone at no cost (but subject to confidentiality and security restrictions) data base analysis of the Merchant base to facilitate outbound telemarketing by the Merchant Program call centre. In addition, CIBC's independent Merchant sales organization (ISO) will promote the Merchant Program when soliciting merchants to become Merchants, provided that Innofone and the ISO agree on the compensation which Innofone will pay it for same.

         (b) FURTHER RE MARKETING: Marketing will be done in accordance with a marketing plan to be developed by Innofone each Year, subject to CIBC approval, acting reasonably. Innofone will not distribute or use, or allow to be distributed or used, any Merchant Program advertising material or scripting which has not first received CIBC's written approval, acting reasonably. There will be quarterly meetings between representatives of each party with respect to marketing plan implementation. At the meetings, representatives will also review reports to be prepared each month by Innofone on matters such as enrollments, cancellations, complaints, activity rates and spend (overall and per Service).

6.       COST RECOVERY AND OTHER MATTERS:

         COST RECOVERY: To compensate CIBC for its costs in establishing and maintaining the Merchant Program, Innofone will make monthly payments to CIBC. A separate payment will be made in respect of each Service, and will equal *.

         CASH MANAGEMENT: Innofone acknowledges that before pre-authorized debits may be made from Merchants CIBC current accounts, it must enter into arrangements with CIBC's cash management area with respect to such debits and respecting fees to be paid by Innofone in that regard. The parties will comply with the Canadian Payment Association rules for pre-authorized debits.

         RISK MANAGEMENT: Before a Merchant will be enrolled in any Service by Innofone, Innofone will obtain advice from CIBC as to whether it is a Merchant in "good standing" or not. "Good standing" will be determined in accordance with a series of credit criteria to be set jointly by the parties and reviewed by them each quarter; Merchants who do not meet such criteria will not be enrolled. Once a Card account is enrolled, Innofone assumes all credit risk; charges for Services will be posted to Card accounts only if authorized by CIBC's authorization centre. To mitigate credit risk to Innofone, the parties will develop a system under which Innofone will receive periodically (daily or weekly) information about the CIBC Visa credit status of enrolled Card accounts. Prior to launch, the parties will determine jointly the criteria for terminating Service to specific Merchants on the basis of lack of good standing or otherwise.

         BAD DEBT/FRAUD/CUSTOMER SERVICE FUND: Innofone will maintain a fund which it will use for bad debts, customer service complaints and alleged fraudulent use of Services (if the fund is not sufficient, Innofone will cover such costs nonetheless). At all times, the amount in the Fund must at least equal 2% of all amounts payable by

Merchants for Services in the two previous calendar months. The fund is subject to CIBC audit.

7.       TERM AND TERMINATION:

         (a) TERM OF AGREEMENT: The Definitive Agreement will be for a term of five years and will terminate automatically at the end of its term unless renewed by agreement of both parties.

         (b) INSUFFICIENT CUSTOMERS: Either party may terminate the Definitive Agreement by notice sent to the other party within 30 days after the second anniversary of Merchant Program launch if:

          (i) by the first anniversary of launch, there are not at least 5,000 Merchants enrolled in the Merchant Program; OR

          (ii) by the second anniversary of launch, there are not at least an additional 5,000 Merchants enrolled in the Merchant Program (net of cancellations).

For monitoring purposes, the parties will meet to review volumes and targets every six months. Termination will be effective no earlier than 60 days after the end of the second Year.

         (c) "MATERIAL BREACH": Either party will be able to terminate the Definitive Agreement before the end of its initial or any renewal term if the other commits a "material breach" of the Definitive Agreement as to be there defined. In that event, the party not in default will notify the other party that a "material breach" has occurred and that the Definitive Agreement will terminate on the date set out in the notice (which cannot be less than 60 day from receipt of notice) if the breach is not fixed to the satisfaction of the notifying party, acting reasonably, within 30 days from receipt of notice.

         (d) SALE OF INNOFONE: Innofone must give CIBC prior notice of any planned or proposed sale of the majority of the common shares in Innofone which may occur while the Definitive Agreement is in effect; notice must be given at least 90 days prior to the closing of such sale. No later than 60 days after receipt of that notice, CIBC may elect to terminate the Definitive Agreement effective on a date to be selected by CIBC (but which cannot be earlier than the closing) if CIBC determines (acting reasonably) that:

         (i) as a result of the transfer of control in Innofone, it will no longer be able to ensure service excellence in the delivery of the Merchant Program; or

         (ii) the sale poses a competitive threat to CIBC including if shares are to be purchased by a competitor of CIBC or of a CIBC affiliate.

CIBC acknowledges that Rogers holds a right of first refusal with respect to the sale or other transfer of the majority of Innofone common shares and agrees that the termination right in this paragraph 9(c) will not apply to such sale or transfer to Rogers, should same occur.

8.       "OWNERSHIP" OF MERCHANTS;  OPTIONS ON TERMINATION:

         (a) "OWNERSHIP OF MERCHANTS": CIBC "owns" the Merchant relationship, meaning that neither Innofone nor any Supplier or Carrier will promote or market any product (other than the Merchant Program as sponsored by CIBC) to Merchants nor will it or they disclose information about Merchants to any third party without prior approval by CIBC or use information about Merchants other than for the purpose of the Merchant Program. Once a Merchant enrolls in a Service, however, Innofone "owns" the Service relationship with the Merchant, meaning that it has the right to provide the Service to the Merchant in compliance with the terms of the Definitive Agreement during its term; Innofone's rights following the termination of the Definitive Agreement are as set out in paragraph 8(b).

         (b) OPTIONS ON TERMINATION: On termination of this Agreement under section 7, CIBC must elect from one of the following two options:

          1. to terminate the Merchant Program, in which case Innofone must then choose either:

               (A) to cease providing Services to enrolled Merchants, in which case Innofone must at its expense notify Merchants that the Merchant Program has been terminated and Services will no longer be provided and take all reasonable steps to assist Merchants in switching to other providers of the Services; or

               (B) to continue providing Services to enrolled Merchants (but without CIBC's brand or any other CIBC involvement in and sponsorship of the Merchant Program), in which case Innofone will:


               - pay CIBC either the cost recovery at the same structure as set out in point 6 above OR a lump sum equal to the value of same (as determined by an expert valuator jointly selected by the parties); and

               - notify Merchants that CIBC's sponsorship of and involvement in the Merchant Program is ending and amend all Merchant Program materials to remove CIBC's involvement in same.

         or

         2. to continue the Merchant Program but with a new Merchant Program service provider (the "NEW PROVIDER") to be appointed by CIBC in lieu of Innofone, in which case:


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               (A) Innofone will: bear the cost of amending welcome kits and any other materials and, if required by regulation, of notifying Merchants about the change; exercise best efforts to coordinate the transfer to the New Provider in order to prevent any disruption in Services; and assign to the New Provider those of its Supplier and Carrier contracts which do not terminate simultaneously with the migration; and
               (B) the New Provider will pay Innofone an amount equal to the fair market value of the right to provide Services to enrolled Merchants (such fair market value will be the average of the amount estimated by each of two independent evaluators with expertise in valuing the Services, with each party having the right to select one evaluator, and which value will take into consideration the commissions and merchant fees to be paid by the New Provider to CIBC);

Despite the above, if termination is due to material breach by CIBC, Innofone will not be responsible for the cost of amending materials and notifying Merchants under paragraphs 8(b)(1)(A), 8(b)(1)(B) or 8(b)(2)(A) unless it is required by law to give notice in which case it must bear the cost of doing so.

9. TRADEMARKS, ETC.: The Merchant Program will be a CIBC branded program. CIBC owns the "Guaranteed Proof" brand and all other brand and product names, designs, slogans, themes, advertising concepts and other creative used in or to be developed for the Merchant Program, including all trademark and copyright rights in same. Innofone will obtain for CIBC all creative ownership rights from all ad agencies which may develop same for the Merchant Program.

         All toll-free numbers provided to enrolled customers belong to CIBC, including after termination unless CIBC otherwise agrees.

         The parties will enter into a licence agreement respecting Innofone's use of the Guaranteed Proof trademark in advertising and customer materials used for the Merchant Program.

10. ASSIGNMENT: Innofone and CIBC are collectively referred to in this memorandum of understanding as the "parties". While it is recognized that the Definitive Agreement must be between legal entities and that CIBC Merchant Card Services ("CIBC MCS") is only a division of CIBC, the parties intend to the extent possible that the responsibilities and obligations of CIBC be limited to CIBC MCS, as if it were a legal entity. If at any time CIBC transfers all or substantially all of the business of CIBC MCS to an entity which is an "affiliate" or "substantial investment" of CIBC (as defined in the Bank Act), CIBC may assign this memorandum of understanding and the Definitive Agreement to such entity and as a result be released from CIBC's obligations under this memorandum of understanding and the Definitive Agreement.


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BINDING PROVISIONS

1. DEFINITIVE AGREEMENT: The parties will make all reasonable efforts to negotiate and draft a Definitive Agreement for execution by July 31, 2000. Regardless of whether the Definitive Agreement is signed by both parties, each party is responsible for its own costs incurred before negotiations towards the Definitive Agreement are called off or the Definitive Agreement is signed, as applicable; without limiting the foregoing, no fees or damages may be claimed by either party from the other party except for a breach of the attached confidentiality agreement.

2. STANDSTILL: This section 2 will bind the parties from the date this memorandum is signed until the Definitive Agreement is signed or July 31, 2000 (whichever occurs first):

         (a) Innofone will not discuss (either directly or indirectly) the concept of offering Services to Canadian-resident customers of any financial institution (other than customers of CIBC or credit card holders of Visa Desjardins) nor will it solicit or entertain any offers from issuers of same. This includes suggesting or proposing to another financial institution that Innofone and the financial institution or any of its affiliates engage in an arrangement if the Definitive Agreement is not signed.

         (b) CIBC Merchant Card Services will not discuss (either directly or indirectly) with any company, other than Innofone the concept of that company providing any Services to Merchants, nor will CIBC Merchant Card Services solicit or entertain any offers from such companies.

3. NO WARRANTIES: Innofone does not warrant or represent any undertakings of the financial success of the Merchant Program, enrollment levels or business volume regarding the Merchant Program.

4. DUE DILIGENCE: Since confidentiality and security are of extreme importance to every bank and service excellence is of the utmost importance to both parties, the parties will as soon as reasonable possible after the execution of this Memorandum commence a review of these issues, including how Innofone proposes they be addressed by Innofone and each Supplier. This due diligence review will include, at CIBC's option, site reviews of the premises of Innofone and each Supplier, work flow/process review, review of Innofone's financial capability and status of Supplier and Carrier arrangements.

5. CONFIDENTIALITY: The parties agree to be bound by the confidentiality terms in attached Schedule "A".



                                     *******


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

         If this Memorandum accords with Innofone's understanding of our discussions, please so indicate by signing and below and faxing this letter back to me within one week from today.

                                                 Yours truly,




                                                 Shane Kuros
                                                 GENERAL MANAGER, PRODUCT GROUP
                                                 MERCHANT CARD SERVICES
                                                 Canadian Imperial
                                                 Bank of Commerce

 ................................................................................


This Memorandum reflects our understanding of discussions to date with CIBC.

Date: July 26, 2000


INNOFONE CANADA INC.




By:  LARRY HUNT, CEO





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



                                  SCHEDULE "A"

                       TERMS OF CONFIDENTIALITY AGREEMENT



WHEREAS CIBC and Innofone are engaged in discussions (the "DISCUSSIONS") regarding Innofone's potential role as co-ordinator of the program described in the letter to which this Schedule is attached (the "MERCHANT PROGRAM").

AND WHEREAS During the Discussions, CIBC and Innofone will provide each other with confidential information about themselves and their businesses, strategies and plans, technologies and/or customers.

AND WHEREAS Each party wishes to ensure that the other will not disclose or allow access to that confidential information to any person, company or other entity, other than the other's own employees, officers and agents who have a need to know the information, and that the other will ensure that those employees, officers and agents keep that information confidential.


INNOFONE AND CIBC THEREFORE AGREE AS FOLLOWS:


1. DEFINITIONS. In this Agreement, "DISCLOSER" means either Innofone or CIBC when disclosing Information to the other party, and "RECIPIENT" means either Innofone or CIBC when receiving Information from the other party. "INFORMATION" includes any information which the Recipient receives from the Discloser in the future, or has received prior to the date on which the Recipient signs this Agreement, about the Discloser and its present and future business, customers, strategies, plans and/or technologies, including but not limited to:

     (i)  information about CIBC's current "Guaranteed Proof" program;
     (ii) the existence (or possible existence) of the Merchant Program and the fact that the Discussions are occurring; and
     (iii) either party's ideas, plans and proposals in respect of the Merchant Program,

as well as the terms of all memoranda and other agreements, binding or not, which the parties may enter into with respect to the Merchant Program, but does not include information which is:

     (a)  in the public domain;
     (b) known by the Recipient at the time of receipt and which is not subject to an obligation of confidence;
     (c)  independently developed by the Recipient; or
     (d)  permitted to be disclosed by the Discloser in writing.


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


2. CONFIDENTIALITY. The Recipient will ensure and be fully responsible for ensuring that all Information is maintained in strict confidence and is not disclosed to any person or business other than:

     (a) persons whom the Discloser has previously identified in writing as being permitted to have access to the Information; or

     (b) the Recipient's employees, officers and agents who are directly involved in the Discussions and who need to evaluate or otherwise use the Information or the product(s) of that Information for the purpose of the Discussions.

Nothing in this Agreement restricts or will restrict either party's right to develop, use or market products or services similar to or competitive with those of the other party disclosed by the other party in the Information as long as the party developing, using or marketing such products or services does not breach this Agreement. Each party acknowledges that the other party may already possess or have developed products or services similar to or competitive with those of the other party to be disclosed in the Information.

3.    USE OF INFORMATION.

      (a) FOR THE DISCUSSIONS, ONLY: The Recipient will ensure that its employees, officers and agents, and any persons identified pursuant to Section 2 will use the Information only for the purpose of the Discussions, and not for any other purpose, including for the Recipient's own purposes other than the Discussions. Accordingly, the Recipient will instruct such persons of their duty to keep the Information confidential, and exercise its best efforts to ensure that they act accordingly.

      (b) COPYING, RETURN OF INFORMATION: The Recipient will not, except in connection with the Discussions, copy or duplicate Information or knowingly allow anyone else to copy or duplicate such Information. The Recipient will promptly return to the Discloser, upon its request, or certify as destroyed, any and all tangible material containing the Information, including all copies and notes, whether such material was made or compiled by the Recipient or furnished by the Discloser.

4. ALLOWABLE DISCLOSURE IF REQUIRED BY LAW. Despite any other provision of this Agreement, the Recipient may disclose Information to a government body or agency or a court if it is required to do so by law or judicial decree. However, before such disclosure, the Recipient must:

     (a) make known to such government body, agency or court the proprietary and confidential nature of the Information and claim confidentiality with respect to it; and


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


      (b) notify the Discloser, at which time the Discloser has the right to bring proceedings at the Discloser's expense to enjoin, void or truncate that disclosure and the Recipient will, at the Discloser's expense, take such steps and perform such necessary acts to assist the Discloser in any such proceedings.

5. STORAGE. The Recipient will keep the Information in a safe and secure area and ensure that it cannot be accessed by anyone other than persons authorized in accordance with this Agreement.

6. PROPERTY RIGHTS. The Recipient acknowledges that all Information provided to it by the Discloser is proprietary to the Discloser. The Recipient acknowledges that it has no proprietary rights at all to any material, list, report or other document prepared by it which contains Information provided to it by the Discloser, and that all such property belongs to the Discloser.

7. PUBLIC OR OTHER STATEMENTS. Neither party may make or issue any public disclosure, press release or any statement to a journalist or any financial analyst or make any other kind of announcement concerning the attached memorandum of understanding, Definitive Agreement, Merchant Program or Discussions unless it has first advised the other party of the disclosure and obtained its express written consent to the disclosure, including the precise information to be disclosed.

8. NO IMPLIED OBLIGATIONS. Neither this Agreement, nor the disclosure or receipt of any Information, confirms any intention to enter into any contract or other business relationship, or to purchase any products or services, by either of the parties or any commitment by either of the parties with respect to the present or future development, production or distribution of any products or services.

9. RELEASE. Except as under this Section 9, the Discloser makes no representations or warranties to the Recipient in relation to any of the Information or its adequacy, accuracy, or suitability for any purpose, and except as expressly agreed in writing, the Discloser is not liable for any loss or damage arising from the use of the Information, however caused. However, the Discloser does represent and warrant that the Information which is disclosed to the Recipient is information proprietary to the Discloser and that the Discloser is free to, and is in no way restricted from, disclosing such Information to the Recipient.

10. TERMINATION. All obligations in this Schedule "A" will survive termination of the Discussions and all other agreements, contracts and dealings between the Recipient and the Discloser for the purpose of the Discussions or otherwise.

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